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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-37697

Permian Resources Holdings Inc.

(Exact name of registrant as specified in its charter)

300 N. Marienfeld Street, Suite 1000, Midland, Texas 79701

(432) 695-4222

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Common Stock, par value $0.0001 per share, of Permian Resources Holdings Inc.*

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1

Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 20, 2026	By:	/s/ John Bell

SEC 2069 (08-11)	Potential persons who are to respond to the collection of information contained in this Form are not required to respond unless the Form displays a currently valid OMB control number.

Board of Governors of the Federal Reserve System	OMB Number 7100-0091	Approval expires February 28, 2026

Instruction: This form is required by Rules 12g-4, 12h-3, 15d-6 and 15d-22 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

*

On January 7, 2026, Permian Resources Holdings Inc. (formerly known as Permian Resources Corporation), a Delaware corporation (“Old PR”), completed a corporate reorganization (the “Reorganization”) in accordance with Section 251(g) of the General Corporation Law of Delaware and the Master Reorganization Agreement (the “Master Reorganization Agreement”), dated as of December 22, 2025, by and among Permian Resources Corporation (formerly known as PRC NewCo Inc), a Delaware corporation (“New PR”), Old PR, Permian Resources Operating, LLC, a Delaware limited liability company, and PRC NewCo II Inc, a Delaware corporation (“Merger Sub”), pursuant to which Merger Sub merged with and into Old PR, with Old PR surviving as a wholly-owned subsidiary of New PR (the “Merger”). Old PR changed its name to “Permian Resources Holdings Inc.” and New PR changed its name to “Permian Resources Corporation.” In connection with the Reorganization, all of the outstanding capital stock of Old PR (including any stock options or other rights to acquire the same) was converted automatically, on a share-for-share basis, into equivalent corresponding capital stock of New PR (and rights to acquire the same), having the same designations, rights, powers and preferences, and the qualifications, limitations and restrictions, as the corresponding capital stock being converted. The Merger constitutes a succession for purposes of Rule 12g-3(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This Form 15 relates solely to the reporting obligations of Old PR and does not affect the reporting obligations of New PR, which is the successor registrant to Old PR under the Exchange Act.

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